Exhibit 99.1

Canada Goose Business Update: COVID-19

TORONTO, March 16, 2020 (Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today provided an update on COVID-19.

•	We will close all retail stores in North America and Europe as of March 17 until at least March 31, customers will continue to be able to shop at canadagoose.com.

•	In Greater China, retail stores remain open and happy to welcome customers, as does our e-commerce through Tmall’s Luxury Pavilion.

•	Our store in Tokyo, which is partner-operated and accounted for in our wholesale channel, is also open with a reduced schedule.

•	In Canada we will begin closing our in-house production facilities as of March 17 for at least a two-week period.

•	All current retail and manufacturing closures will be reassessed regularly in real-time as this global health crisis evolves.

“We are facing unprecedented times. On behalf of our 5,000+ employees around the world, I want to express our deep gratitude to everyone who is working tirelessly on the frontlines, and our hearts go out to everyone who has been affected,” said Dani Reiss, President & CEO of Canada Goose. “This situation is constantly evolving, and we are committed to supporting our employees as best as possible while doing our part to prevent the spread of COVID-19.”

In a letter to Canada Goose employees, Dani noted that he will forego his salary for at least the next three months, and the company will use those funds to establish the Canada Goose Employee Support Fund. For employees who are impacted by the closures but are not eligible for government assistance, this fund will provide critical financial support to employees and their families during this time.

Financial Update

The Company reiterates the fiscal 2020 outlook issued with the release of third quarter fiscal 2020 results on February 7, 2020. The extent and duration of COVID-19 disruptions remain uncertain and they may negatively impact future fiscal periods more significantly. As a result, Canada Goose is suspending the long-term outlook previously provided with the release of fiscal 2019 results on May 29, 2019, which did not account for the impact of COVID-19 disruptions. The Company expects to provide an update regarding these developments with the release of fiscal 2020 results. Canada Goose has a high degree of financial flexibility through both cash on hand and undrawn capacity on its asset-based revolving credit facility, which was increased to $517.5m during peak periods on February 24, 2020.

Within the meaning of applicable securities laws, these statements constitute forward-looking information. The purpose of our fiscal 2020 outlook is to provide a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including the extent and duration of disruptions that may affect our business as a result of the coronavirus outbreak and other risk factors, many of which are beyond the Company’s control. Additional assumptions, risks and uncertainties relating to our fiscal 2020 outlook are included in the press release issued by the Company on February 7, 2020 with respect to the release of third quarter fiscal 2020 results.

See “Cautionary Note Regarding Forward-Looking Statements”.

About Canada Goose

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From the coldest places on Earth to global fashion capitals, people are proud to wear Canada Goose products. Employing more than 5,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.

Cautionary Note Regarding Forward-Looking Statements

This press release includes and refers to forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including our fiscal 2020 outlook and assumptions underlying such outlook. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the magnitude and length of economic disruption as a result of the worldwide COVID-19 outbreak, our expectations regarding industry and seasonal trends, our business plan and growth strategies, including our ability to successfully expand our product lines and expand internationally, global geopolitical events and other disruptions, our ability to forecast inventory requirements, particularly as our DTC channel expands, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, our ability to accurately forecast our results as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements. Our business is subject to substantial risks and uncertainties, including those referenced above. You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Investors:

ir@canadagoose.com

Media:

media@canadagoose.com